

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2020

Frank J. Del Rio
President and Chief Executive Officer
Norwegian Cruise Line Holdings Ltd.
7665 Corporate Center Drive
Miami, FL 33126

   Re: Norwegian Cruise Line Holdings Ltd.
     Registration Statement on Form S-3
     Filed July 8, 2020
     File No. 333-239761

Dear Mr. Del Rio:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Karina Dorin, Attorney Advisor, at (202) 551-3763 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Energy & Transportation

cc: Sophia Hudson